IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Notes to Financial Statements

1. Organization and Nature of Business

IBERIA Capital Partners LLC (the "Company"), a wholly owned subsidiary of IBERIABANK Corporation, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company has a clearing agreement with National Financial Services, LLC (a wholly owned subsidiary of Fidelity Global Brokerage Group, Inc.) to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15(c)3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Basis of Accounting - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates - The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking Receivable - The Company records a receivable related to fees earned from investment banking activities. The Company may reserve for uncollectible accounts based on an aging analysis and estimated collectability of those receivables. There was no receivable at December 31, 2015.

Commissions Receivable - The Company has a receivable related to commissions earned from the sales of investments. The Company may reserve for uncollectible accounts based on an aging analysis and estimated collectability of those receivables. No reserve was recorded at December 31, 2015.

Revenues - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company's commissions are collected by National Financial Services, LLC as the Company's clearing firm. The clearing firm remits the commissions, net of clearing charges, to the Company at least monthly.

Investment banking revenues include gains, losses, and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues may also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees, sales concessions and underwriting fees are recorded when earned. Research services fees are recognized when earned.

2. Summary of Significant Accounting Policies (Continued)

<u>Property and Equipment</u> – Property and equipment is stated at cost less accumulated depreciation and consists of purchased software of $3,333 and furniture and equipment of $326,171. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Depreciation and amortization expense for the year ended December 31, 2015 was $74,433. Accumulated depreciation and amortization at December 31, 2015 totaled $497,974.

<u>Cash and Cash Equivalents</u> – For purposes of the statements of financial condition and cash flows, cash investments with a maturity, at date of purchase, of three months or less are considered to be cash equivalents.

It is the Company's policy to place its cash and cash equivalents in high quality financial institutions. At times these deposits may exceed federally insured limits. The Company does not believe significant credit risk exists with respect to these institutions.

<u>Impairment of Long-Lived Assets</u> - The Company reviews the carrying value of property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

<u>Fair Value of Financial Instruments</u> – Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three board levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company does not have any financial assets or liabilities measured at fair value as of December 31, 2015.

2. Summary of Significant Accounting Policies (Continued)

<u>Income Taxes</u> – The Company is included in the consolidated federal income tax return of IBERIABANK Corporation. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from IBERIABANK Corporation.

The Company follows the provisions of FASB ASC 740-10-25, *Accounting for Uncertainty in Income Taxes*. The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statuses of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company's evaluation on December 31, 2015, revealed no uncertain tax positions that would have a material impact on the financial statements. Generally, the 2012 through 2014 tax years remain subject to examination by various tax authorities. The Company does not believe that any reasonable possible changes will occur within the next twelve months that will have a material impact on the financial statements.

The Company follows the guidance in ASC 740, *Income Taxes*, related to recognizing and measuring uncertain tax positions. The guidance requires the Company to use judgments and make estimates and assumptions on the potential liability related to an assessment of whether the income tax position will "more likely than not" be sustained in an income tax audit. At December 31, 2015, the Company has not recognized a liability for any uncertainty in income taxes.

<u>Comprehensive loss</u> – Comprehensive loss is the change in member's equity of the Company during the year from transactions and all other events and circumstances from non-owner sources. The Company did not have components of other comprehensive loss during the year. As a result, comprehensive loss is the same as the reported net loss for the year ended December 31, 2015.

<u>Recent accounting pronouncements</u> - In January 2015, the FASB issued ASU 2015-01, *Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items* (Subtopic 225-20). ASU 2015-01 eliminates the concept of extraordinary items from GAAP. ASU 2015-01 previously required that an entity separately classify, present and disclose extraordinary events and transactions. Prior to this ASU, an event or transaction was presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item.

An extraordinary item was defined as an event or transaction being:
• Unusual in nature and
• Infrequent in occurrence.

ASU 2015-01 eliminates the separate presentation of extraordinary items but does not change the requirement to disclose material items that are unusual or infrequent in nature. Eliminating the concept of extraordinary items will allow the entity to no longer have to assess whether a particular event or transaction is both unusual in nature and infrequent in occurrence. This should save time and reduce costs for the entity and alleviate uncertainty for auditors and regulators.

2. Summary of Significant Accounting Policies (Continued)

The Company is required to adopt ASU 2015-01 for annual reporting periods beginning after December 15, 2015. The adoption of this guidance is not expected to have a material effect on the Company's financial statements.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. ASU 2014-09 formally applies the amendments to defer for one year the effective date of the new revenue standard for public and nonpublic entities reporting under GAAP.

In August 2015, the FASB issued (ASU) 2015-14, *Revenue from Contracts with Customers*. The ASU defers the effective date of previously issued ASU 2014-09 (the new revenue recognition standard) by one year for both public and private companies.

For public business entities, as well as certain nonprofit entities and employee benefit plans, the effective date is annual reporting periods, and interim periods therein, beginning after December 15, 2017. The effective date for all other entities is one year later than this (i.e., December 15, 2018). Early adoption is permitted only as of annual reporting periods, and interim periods therein, beginning after December 15, 2016. The adoption of this guidance is not expected to have a material effect on the Company's financial statements.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15(c)3-1), which requires the maintenance of minimum net capital of the greater of $100,000 or 6-2/3 percent of aggregate indebtedness. At December 31, 2015, the Company had net capital of $6,593,586, which was $6,493,586 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness relative to net capital was 8.93%.

4. Income Taxes

The provision for income taxes consists of the following for the year ended December 31, 2015:

		2015
Current	$	(1,001,613)
Deferred		(60,055)
Total income tax benefit	$	(1,061,668)

The Company's effective income tax rate approximates the U.S. federal income tax rate at December 31, 2015.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2015, the deferred tax liability relates to temporary differences between the carrying amounts of prepaid assets and property and equipment and the amounts used for income tax purposes.

4. Income Taxes (Continued)

The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in selling, general and administrative expenses. During the year ended December 31, 2015, the Company did not recognize any interest or penalties in its financial statements, nor has it recorded a liability for interest or penalty payments.

5. Profit-Sharing Plan

The Company has a 401(k) profit-sharing plan for all full-time employees. The 401(k) plan provides for voluntary contributions to the plan. The Company matches 50% of employee contributions up to 3% of employees' eligible compensation. The Company's matching contribution for the year ended December 31, 2015, was $35,233. In addition to this matching contribution, the Company may make discretionary profit-sharing contributions to this plan. However, for the year ended December 31, 2015, no such discretionary contributions were made. Employees become fully vested in employer contributions after three years of service.

6. Financial Instruments

Financial Instruments with Off-Balance-Sheet Risk
In the normal course of business, the Company executes, as agent or riskless principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. Additionally, the Company is subject to credit risk if the clearing organization is unable to repay the balance in the Company's accounts.

Concentration of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to continually monitor its market exposure and counterparty risk. The Company does not anticipate non-performance by counterparties.

7. Related Parties

During 2015, the Company paid IBERIABANK Corporation and IBERIABANK $8,315,845 in direct overhead expenses, including lease expense, and for other administrative and management services provided. These amounts have been included in their respective categories on the statement of operations.

7. Related Parties (Continued)

At December 31, 2015, the Company has federal income taxes receivable from IBERIABANK Corporation of $1,046,161. The Company is included in the consolidated income tax return filed by the parent, IBERIABANK Corporation. Income taxes are allocated to the Company on a separate return basis. The amount of current income tax expense or benefit is either remitted to or received from IBERIABANK Corporation.

The Company, through its parent company, is self-insured with respect to health claims. The parent company allocates to the Company its share of the health claim expenses, which are included in employee compensation and benefits on the statement of operations. The amount allocated for the year ended December 31, 2015 was $255,159.

In July of 2015, the Company was a member of the selling group of a preferred equity capital raise for IBERIABANK Corporation. The Company sold 31,000 of the 3,000,000 shares offered and earned a commission of $0.50/share.

The Company, IBERIABANK Corporation, and IBERIABANK, an entity under common control through IBERIABANK Corporation, have an Expense Sharing Agreement for the purpose of delineating which expenses will be borne directly by the Company and which expenses will be borne by IBERIABANK Corporation and IBERIABANK. Amounts due from parent and amounts payable to company under common control relate to activity under this agreement.

8. Commitments and Contingencies

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with GAAP, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At December 31, 2015, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

9. Agreement with Clearing Organization

The Company utilizes National Financial Services LLC as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $100,000. At December 31, 2015, $100,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to compensate $8 on a "per transaction" basis with a minimum compensation of $27,500 per calendar quarter.

10. Subsequent Events

FASB ASC Topic 855, Subsequent Events, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 24, 2016, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.